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                           April 15, 2022

       Jeffrey Binder
       Chief Executive Officer
       CLS Holdings USA, Inc.
       11767 South Dixie Highway, Suite 115
       Miami, Florida 33156

                                                        Re: CLS Holdings USA,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 8, 2022
                                                            File No. 333-264214

       Dear Mr. Binder:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at 202-551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Kathleen Deutsch